Exhibit 99.5

DEPOSITARY RECEIPTS	August 23, 2017

Depositary’s Notice of Annual General Meeting of Shareholders of WNS (Holdings) Limited:

Issue:	WNS (Holdings) Limited / CUSIP 92932M101

Country:	Jersey

Meeting Details:	Annual General Meeting of Shareholders of WNS (Holdings) Limited on September 27, 2017 at 11:00 a.m. (Jersey Time) at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands

Meeting Agenda:	The Company’s Notice of Annual General Meeting including the Agenda of the Annual General Meeting is attached

Voting Deadline:	On or before September 20, 2017 at 10:00 AM (New York City time)

ADR Record Date:	August 22, 2017

Ordinary : ADR ratio	1 Ordinary Share : 1 ADS

Holders of WNS (Holdings) Limited American Depositary Receipts (ADSs) are hereby notified of an Annual General Meeting of Shareholders of WNS (Holdings) Limited (the “Company”) to be held on September 27, 2017. A copy of the Notice of Meeting from the Company (which includes the agenda) and a copy of the Annual Report on Form 20-F for the financial year ended March 31, 2017, can be found on the following websites at www.wns.com.

You may also obtain a paper copy of the Annual Report, free of charge, by sending a written request to WNS’ registered office at Mourant Ozannes Corporate Services (Jersey) Limited, of 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands ( Attention: Client Secretariat : 44 (0) 01534-676000), or by sending an email to gopi.krishnan@wns.com. In addition, the Annual Report may be accessed through the SEC’s website maintained at http://www.sec.gov/cgi-bin/srch-edgar.

Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled to those voting rights as outlined in the Deposit Agreement between the Company and Deutsche Bank Trust Company Americas, as Depositary (“the Deposit Agreement”).

As soon as practicable after receipt of notice of any meeting at which the holders of Shares are entitled to vote, or of solicitation of consents or proxies from holders of Shares or other Deposited Securities, the Depositary shall fix the ADS Record Date in respect of such meeting or solicitation of such consent or proxy. The Depositary shall, if requested by the Company in writing in a timely manner (the Depositary having no obligation to take any further action if the request shall not have been received by the Depositary at least 21 days prior to the date of such vote or meeting), at the Company’s expense and provided no U.S. legal prohibitions exist, mail by ordinary, regular mail delivery or by electronic transmission (if agreed by the Company and the Depositary), unless otherwise agreed in writing by the Company and the Depositary, to Holders as of the ADS Record Date: (a) such notice of meeting or solicitation of consent or proxies; (b) a statement that the Holders as of the ADS Record Date will be entitled, subject to any applicable law, the Company’s Memorandum and Articles of Association and the provisions of or governing the Deposited Securities (which provisions, if any, shall be summarized in pertinent part by the Company), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Securities represented by such Holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given.

Upon the timely receipt of written instructions of a Holder of ADSs on the ADS Record Date of voting instructions, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and the provisions of the Deposit Agreement, the Company’s Memorandum and Articles of Association and the provisions of the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities represented by ADSs held by such Holder in accordance with such instructions.

Neither the Depositary nor the Custodian shall, under any circumstances exercise any discretion as to voting, and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise the Shares or other Deposited Securities represented by ADSs except pursuant to and in accordance with such written instructions from Holders. Shares or other Deposited Securities represented by ADSs for which no specific voting instructions are received by the Depositary from the Holder shall not be voted.

Notwithstanding the above, save for applicable provisions of Jersey law, and in accordance with Section 5.3 of the Deposit Agreement, the Depositary shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which such vote is cast or the effect of any such vote.

For further information, please contact:

Duewa Brooks

Issuer Services - Depositary Receipts

212 250 1305 phone

732 544 6346 fax